UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): March 3, 2010

KADANT INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-11406	52-1762325
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

One Technology Park Drive
Westford, Massachusetts   01886
(Address of Principal Executive Offices)   (Zip Code)

(978) 776-2000
Registrant's telephone number, including area code

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) Compensatory Arrangements of Certain Officers

Fiscal 2010 Base Salaries

      On March 3, 2010, the Compensation Committee of the Board of Directors (the "Compensation Committee") of Kadant Inc. (the "Company") approved fiscal 2010 base salaries for the executive officers of the Company, including the following named executive officers, effective as of January 3, 2010: Mr. Jonathan W. Painter, president and chief executive officer - $425,000; Mr. Thomas M. O'Brien, executive vice president and chief financial officer - $297,000; and Mr. Eric T. Langevin, executive vice president and chief operating officer - $277,000. The fiscal 2010 base salaries of Mr. William A. Rainville and Mr. Edward J. Sindoni were previously determined pursuant to the terms of transition agreements entered into with each officer on August 17, 2009 and previously disclosed in the Company's filings.

Cash Incentive Plan – 2010 Awards

      On March 3, 2010, the Compensation Committee granted 2010 awards under the Company's cash incentive plan to executive officers, including the named executive officers. In accordance with the cash incentive plan, the Compensation Committee determined that the 2010 fiscal year would be the performance period applicable to these awards. In addition, the Compensation Committee established performance goals to be used to calculate the final awards, which are based on corporate financial measures of adjusted return on shareholders' equity and growth in adjusted earnings per share from continuing operations. In making awards, the Compensation Committee established reference or target amounts to which the performance measures would be applied for executive officers, including the following named executive officers: Mr. Painter - $300,000; Mr. O'Brien - $182,000; and Mr. Langevin - $155,000. After the conclusion of the performance period, the Compensation Committee will determine the level of achievement of the performance goals, measured against a pre-established scale, to yield a bonus factor that will be applied to the reference bonus to determine the final bonus award payable to each executive officer. The 2010 reference or target bonuses of Mr. Rainville and Mr. Sindoni were previously determined pursuant to the terms of transition agreements entered into with each officer on August 17, 2009 and previously disclosed in the Company's filings.

2010 Restricted Stock Unit Awards

      On March 3, 2010, the Compensation Committee awarded restricted stock units ("RSUs") to executive officers, including the named executive officers, under the Company's 2006 equity incentive plan. Each RSU represents the right to receive one share of the Company's common stock upon vesting. The RSUs will vest in three equal annual installments beginning on March 10, 2011, provided that the Company meets certain performance requirements for the 2010 fiscal year and the executive officer is employed by the Company on the applicable vesting date. The performance-based element of the RSU requires the Company to meet specified targets for earnings from continuing operations before interest, taxes, depreciation and amortization ("EBITDA") for the 2010 fiscal year, as adjusted in accordance with the RSU award agreement. The RSUs provide for an adjustment of between 50% and 150% of the target RSU award based on whether actual EBITDA for the 2010 fiscal year is between 50% and 115% of the EBITDA target. If the actual EBITDA is below 50% of the target EBITDA for the 2010 fiscal year, all RSUs will be forfeited.

KADANT INC.

The number of RSUs awarded ("Target RSUs") to the named executive officers and the maximum number of shares that may be delivered upon vesting of the RSUs assuming 115% of the EBITDA target is met or exceeded, are as follows:

Name	Target RSUs	Maximum No. of Shares Deliverable Upon Vesting of RSUs
Jonathan W. Painter	29,000	43,500
Thomas M. O'Brien	9,600	14,400
Eric T. Langevin	7,842	11,763

No awards were made to either Mr. Rainville or Mr. Sindoni.

The agreement evidencing these RSU awards provides for forfeiture in certain events, such as voluntary or involuntary termination of employment, and for acceleration of vesting in certain events, such as death, disability or a change in control of the Company. In the event of a change in control prior to the end of the 2010 fiscal year, the target number of RSUs will vest. If the change in control occurs after the end of the 2010 fiscal year, the named executive officer will receive the number of shares deliverable upon vesting of the RSUs based on the achievement of the performance goal, as stated in the RSU award agreement.

2010 Stock Option Awards

On March 3, 2010, the Compensation Committee awarded stock options to purchase shares of common stock of the Company to executive officers, including the named executive officers, under the Company's 2006 equity incentive plan. The stock options vest and become exercisable in three equal annual installments on the first, second and third anniversary of the grant date, provided that the executive officer is employed by the Company on the applicable vesting date. The stock options expire on the tenth anniversary of the grant date and the exercise price is $14.17 per share. The agreement evidencing the stock option awards also provides for forfeiture in certain events, such as voluntary or involuntary termination of employment, and for acceleration of vesting in certain events, such as death, disability or a change in control of the Company. The Compensation Committee awarded stock options to purchase the following number of shares of common stock to the named executive officers: Mr. Painter – options to purchase 70,000 shares; Mr. O'Brien – options to purchase 22,400 shares; and Mr. Langevin – options to purchase 18,298 shares. No stock options were awarded to either Mr. Rainville or Mr. Sindoni.

KADANT INC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KADANT INC.

Date: March 9, 2010	By	/s/ Thomas M. O'Brien
		Thomas M. O'Brien
		Executive Vice President and
		Chief Financial Officer